VERIZON NORTH INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes	$702.3
Equity in loss from affiliate	2.0
Interest expense	78.4
Portion of rent expense representing interest	24.3
Amortization of capitalized interest	.9

Earnings, as adjusted	$807.9

Fixed charges:
Interest expense	$78.4
Portion of rent expense representing interest	24.3
Capitalized interest	1.1

Fixed Charges	$103.8

Ratio of Earnings to Fixed Charges	7.78